SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C. 20549

                               SCHEDULE 13D

          INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
               TO RULE 13d-l(a) AND AMENDMENTS THERETO FILED
                         PURSUANT TO RULE 13d-2(a)
                            (Amendment No. 1) *


                              Teleglobe Inc.
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                             (Name of Issuer)


                               Common Shares
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                      (Title of Class of Securities)


                                 87941V20
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                              (CUSIP Number)


                        Christopher P. Kelly, Esq.
 8750 North Central Expressway, Suite 2000, Dallas, Texas 75231,
                             (214)863-8000
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               (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)


                              August 3, 1999
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          (Date of Event Which Requires Filing of This Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check
the following box [   ].

CUSIP No.  87941V10


1.   Name Of Reporting Person                     Troutt Family Trust
     I.R.S. Identification No. of
     Above Person (entities only)                 ________________

2.   Check the Appropriate Box if a Member
     of a Group                                   (a)  [     ]
                                                  (b)  [     ]

3.   SEC Use Only

4.   Source of Funds                              OO

5.   Check Box if Disclosure of Legal
     Proceedings is Required Pursuant to
     Item 2(d) or 2(e)                            [    ]

6.   Citizenship or Place of Organization         Texas

Number of Shares     7.   Sole Voting Power            0
Beneficially Owned
by Reporting         8.   Shared Voting Power          31,956,979
Person With
                     9.   Sole Dispositive Power       0

                     10.  Shared Dispositive Power     31,956,979

11.  Aggregate Amount Beneficially Owned
     by Reporting Person                          31,956,979

12.  Check Box if the Aggregate Amount
     in Row (11) Excludes Certain Shares          [    ]

13.  Percent of Class Represented by Amount
     in Row (11)                                  12.6%

14.  Type of Reporting Person                     OO

CUSIP No. 87941V10


1.   Name of Reporting Person                     Kenny Troutt Investment
     I.R.S. Identification No. of Above Person    Partnership, Ltd.
     (entities only)                              ____________________

2.   Check the Appropriate Box if a Member of
     a Group                                      (a)  [     ]
                                                  (b)  [     ]

3.   SEC Use Only

4.   Source of Funds                              OO

5.   Check Box if Disclosure of Legal
     Proceedings is Required Pursuant to
     Item 2(d) or 2(e)                            [   ]

6.   Citizenship or Place of Organization         Texas

Number of Shares     7.   Sole Voting Power            0
Beneficially Owned
by Reporting         8.   Shared Voting Power          3,500,000
Person With
                     9.   Sole Dispositive Power       0

                     10.  Shared Dispositive Power     3,500,000

11.  Aggregate Amount Beneficially Owned by
     Reporting Person                             3,500,000

12.  Check Box if the Aggregate Amount in Row
     (11) Excludes Certain Shares                 [    ]

13.  Percent of Class Represented by Amount
     in Row (11)                                  1.4%

14.  Type of Reporting Person                     PN

CUSIP No. 87941V10


1.   Name of Reporting Person                     Kenny A. Troutt
     I.R.S. Identification No. of Above Person
     (entities only)

2.   Check the Appropriate Box if a Member of
     a Group                                      (a)  [     ]
                                                  (b)  [     ]

3.   SEC Use Only

4.   Source of Funds                              OO

5.   Check Box if Disclosure of Legal
     Proceedings is Required Pursuant to
     Item 2(d) or 2(e)                            [   ]

6.   Citizenship or Place of Organization         United States

Number of Shares     7.   Sole Voting Power            13,559,693
Beneficially Owned
by Reporting         8.   Shared Voting Power          35,456,979
Person With
                     9.   Sole Dispositive Power       13,559,693

                     10.  Shared Dispositive Power     35,456,979

11.  Aggregate Amount Beneficially Owned by
     Reporting Person                             49,016,672

12.  Check Box if the Aggregate Amount in Row
     (11) Excludes Certain Shares                 [    ]

13.  Percent of Class Represented by Amount
     in Row (11)                                  19.3%

14.  Type of Reporting Person                     IN

                      AMENDMENT NO. 1 TO SCHEDULE 13D


     The Schedule 13D relating to the common shares of capital stock of Teleglobe Inc., a corporation governed by the Canadian Business Corporation Act, filed with the Securities and Exchange Commission on March 10, 1999, by the Troutt Family Trust and Kenny A. Troutt is hereby amended and restated in its entirety as set forth below. In addition, this filing constitutes the initial filing on Schedule 13D for Kenny Troutt Investment Partnership, Ltd.

ITEM 1.   SECURITY AND ISSUER.

     This statement on Schedule 13D relates to the common shares of capital stock (the "Common Shares") of Teleglobe Inc., a corporation governed by the Canadian Business Corporations Act (the "Issuer"). The address of the Issuer's principal executive office is 1000 de La Gauchetiere Street West, 24th Floor, Montreal, Quebec, Canada H3B 4X5.

ITEM 2.   IDENTITY AND BACKGROUND.

     (a) The persons filing this schedule (collectively, the "Reporting Persons") are the Troutt Family Trust, a trust formed under the laws of the State of Texas (the "Family Trust"), Kenny Troutt Investment Partnership, Ltd., a Texas limited partnership (the "Partnership"), and Kenny A. Troutt.

     The sole trustee of the Family Trust is Kenny A. Troutt. The general partner of the Partnership is Troutt Enterprises, LLC, a Texas limited liability company (the "LLC"). The sole member and sole manager of the LLC is Mr. Troutt.

     (b) The business address of each of the Family Trust, the Partnership and the LLC is 10595 Strait Lane, Dallas, Texas 75229. The business address of Mr. Troutt is 8750 North Central Expressway, Suite 2000, Dallas, Texas 75231.

     (c) The principal business of the Family Trust is to hold trust property, including the Common Shares, to invest trust property, and to make distributions of trust property in accordance with the terms of the Agreement and Declaration of Trust of the Family Trust. The principal business of the Partnership is to make investments. The principal business of the LLC is to serve as the general partner of the Partnership. The present principal occupation of Mr. Troutt is Chairman of the Board of Excel Communications, Inc., a Delaware corporation and a wholly-owned subsidiary of the Issuer ("Excel"), and Vice-Chairman and a director of the Issuer.

     (d) In the past five years, neither any of the Reporting Persons nor the LLC has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) In the past five years, neither any of the Reporting Persons nor the LLC has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) The place of citizenship of Mr. Troutt is the United States of America.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     The information in Item 6 of this Schedule 13D is incorporated herein by reference.

     The Common Shares beneficially owned by the Family Trust and the 13,559,693 Common Shares beneficially owned by Mr. Troutt and over which he has sole voting and dispositive power were acquired by reason of the conversion of shares of common stock of Excel beneficially owned by them on November 10, 1998 pursuant to the terms of an Agreement and Plan of Merger (the "Merger Agreement"), dated as of June 14, 1998, among the Issuer, North Merger Sub Corporation, a Delaware corporation and a direct wholly-owned subsidiary of the Issuer ("Sub"), and Excel, which provided for the merger of Sub with and into Excel (the "Merger"), with Excel as the surviving corporation. In the Merger, each outstanding share of common stock of Excel was converted into the right to receive .885 of a Common Share of the Issuer. Prior to the Merger, Excel had been a public company unaffiliated with the Issuer.

     The Common Shares beneficially owned by the Partnership were acquired in exchange for interests in the Partnership. On August 3, 1999, Mr. Troutt contributed 3,465,000 Common Shares to the Partnership in exchange for a 99% limited partnership interest in the Partnership. Also on August 3, 1999, Mr. Troutt contributed 35,000 Common Shares to the LLC in exchange for the membership interest in the LLC, and the LLC then contributed such Common Shares to the Partnership in exchange for a 1% general partner interest in the Partnership.

ITEM 4.   PURPOSE OF TRANSACTION.

     As noted above, the Family Trust and Mr. Troutt acquired their beneficial ownership of the Common Shares of the Issuer in exchange for shares of Excel common stock in connection with the Merger consummated pursuant to the Merger Agreement. Also as noted above, the Partnership acquired its beneficial ownership of the Common Shares through contributions of such shares from Mr. Troutt and the LLC. Such transfers were made in connection with Mr. Troutt's estate planning.

     Kenny A. Troutt is Chief Executive Officer of Excel and Vice-Chairman, President and Chief Operating Officer and a director of the Issuer. Accordingly, he will be in a position to influence the operations of the Issuer.

     Except as set forth above and as noted in Item 6, none of the Reporting Persons currently has any plans or proposals that relate to or would result in any of the actions set forth in parts (a) through (j) of item 4.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

     (a) The responses of the Reporting Persons to Rows (11) through (13) of the cover page of this statement on Schedule 13D are incorporated herein by reference.

     Mr. Troutt, as sole trustee of the Family Trust, has the power to vote or to direct the vote of and the power to dispose or direct the disposition of all of the Common Shares held by the Family Trust. In addition, Mr. Troutt can revoke the Family Trust without the consent of any other person. As a result of such voting and investment control and power to revoke, Mr. Troutt is deemed to be a beneficial owner of the Common Shares held of record by the Family Trust.

     The LLC, as the sole general partner, has the power to vote or to direct the vote of and the power to dispose or direct the disposition of all of the Common Shares held by the Partnership and thus may be deemed a beneficial owner of the Common Shares held of record by the Partnership. Mr. Troutt, as the sole member of the LLC, has the power to direct all voting and investment decisions of the LLC and thus may be deemed a beneficial owner of the Common Shares held of record by the Partnership.

     Mr. Troutt is the record holder of and has the sole power to vote and dispose of 13,559,693 Common Shares as of the date of filing this Amendment No. 1 to Schedule 13D with the Securities and Exchange Commission (the "SEC").

     As of the date of filing this Amendment No. 1 to Schedule 13D with the SEC, (i) Mr. Troutt beneficially owns 49,016,672 Common Shares of the Issuer, 13,559,693 of which are held of record by Mr. Troutt, which shares represent 19.3% of the Issuer's outstanding Common Shares, (ii) the Family Trust beneficially owns 31,956,979 shares of the Issuer, all of which are owned of record by the Family Trust, which shares represent 12.6% of the Issuer's outstanding Common Shares, and (iii) the Partnership beneficially owns 3,500,000 shares of the Issuer, all of which are owned of record by the Partnership, which shares represent 1.4% of the Issuer's outstanding Common Shares. The percentages set forth above are based upon 253,489,113 Common Shares outstanding as of August 23, 1999 (based upon information supplied by the Issuer).

     (b)  The responses of the Reporting Persons to (i) Rows (7) through
(10) of the cover pages of this statement on Schedule 13D, as amended, and
(ii) Item 5(a) hereof are incorporated herein by reference.

     (c) Except as set forth in Item 3 above, none of the Reporting Persons has effected any transaction in the Common Shares within the past 60 days.

     (d-e)     Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     1. On February 19, 1999, the Family Trust entered into an agreement (the "Purchase Agreement") with 129201 Canada Inc. ("129201"), a wholly-owned subsidiary of BCE Inc. ("BCE"), for the purchase by 129201 of four million (4,000,000) Common Shares from the Family Trust at a price of U.S.$29.50 per share for an aggregate price of U.S.$118 million. Such purchase was consummated on February 26, 1999.

     Concurrently with the execution of the Purchase Agreement, Mr. Troutt entered into an agreement (the "Right of First Refusal") with BCE granting to BCE a right of first refusal on the sale of an additional twenty million (20,000,000) Common Shares. Mr. Troutt agreed, subject to certain exceptions, not to sell or otherwise dispose of any Common Shares, and to cause any trust, partnership or corporation controlled or directed by him (a "Seller") not to sell any Common Shares, without first offering such shares to BCE in accordance with the terms of the Right of First Refusal.

     Copies of the Purchase Agreement and the Right of First Refusal were filed as exhibits to the initial Schedule 13D and the foregoing is qualified in its entirety by reference to the text of such agreements.

     2. The Family Trust, as optionor, and Selby Shaver, as optionee, entered into a stock option agreement (the "Option Agreement") as of February 13, 1999, providing, in return for certain consulting services to the Family Trust by the Optionee, for the purchase by the optionee of 140,197 Common Shares at a price of $30.75 per share (the "Option Shares"), and vesting one third of the Common Shares on each anniversary date of the Option Agreement, provided that the optionee has been employed by the Issuer from the date of grant until such vesting date.

     A copy of the Option Agreement was filed as an exhibit to the initial
Schedule 13D and the foregoing is qualified in its entirety by reference to the text of such agreement.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 1 Agreement for the Purchase and Sale of 4,000,000 Common Shares of Teleglobe Inc.*

Exhibit 2 Agreement for the Right of First Refusal with respect to shares of Teleglobe Inc.*

Exhibit 3   Stock Option Agreement between the Family Trust and Selby
            Shaver.*

Exhibit 4   Joint Filing Agreement.**
________________________
* Previously filed as an exhibit to the initial Schedule 13D and incorporated herein by reference.
** Filed herewith.

                                 SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


TROUTT FAMILY TRUST

By: /S/ KENNY A. TROUTT                  Date:     September 20, 1999
   ---------------------------
   Kenny A. Troutt
   Trustee



KENNY TROUTT INVESTMENT PARTNERSHIP, LTD.

By:  Troutt Enterprises, LLC

   By:/S/ KENNY A. TROUTT                Date:   September 20, 1999
      ------------------------
      Kenny A. Troutt
      Manager



/S/ KENNY A. TROUTT                      Date:     September 20, 1999
------------------------------
Kenny A. Troutt, individually

                               Exhibit Index


Exhibit 1 Agreement for the Purchase and Sale of 4,000,000 Common Shares of Teleglobe Inc.*

Exhibit 2 Agreement for the Right of First Refusal with respect to shares of Teleglobe Inc.*

Exhibit 3 Stock Option Agreement between the Troutt Family Trust and Selby Shaver.*

Exhibit 4      Joint Filing Agreement.**
________________________

* Previously filed as an exhibit to the initial Schedule 13D and incorporated herein by reference.
** Filed herewith.